May 2, 2000


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


Ladies and Gentlemen:

We were previously principal accountants for ThermaCell Technologies, Inc. and subsidiaries (the Company) and under date of December 2, 1999, we reported on the consolidated financial statements of the Company as of and for the years ended September 30, 1999 and 1998 (which report contained an explanatory paragraph referring to an uncertainty as to the ability of the company to continue as a going concern). On April 20, 2000, we sent notification to the Company that we were terminating the client-auditor relationship. We have read the Company's statements included under Item 4 of its Form 8-K dated May 2, 2000, which we understand will be filed with the Commission, and we agree with such statements contained therein insofar as they relate to our firm.


                                           Very truly yours,

                                           /s/ Cherry, Bekaert & Holland, L.L.P.